CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

700 Milam Street, Suite 800

Houston, TX 77002

(713) 375-5000

December 10, 2013

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	Cheniere Energy Partners LP Holdings, LLC
Registration Statement on Form S-1
File No. 333-191298

Ladies and Gentlemen:

Cheniere Energy Partners LP Holdings, LLC (the “Registrant”) requests acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on Thursday, December 12, 2013, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

By:	/s/ H. Davis Thames
Name: H. Davis Thames
Title: Chief Financial Officer

cc:	G. Michael O’Leary
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
moleary@andrewskurth.com

George J. Vlahakos
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
georgevlahakos@andrewskurth.com